FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE

Juan Pablo Reitze
For further information contact:	Head of Investor Relations
Jaime Montero	jprv@endesa.cl
Investor Relations Director
Endesa Chile	Irene Aguiló
(56-2) 634-2329	iaguilo@endesa.cl
jfmv@endesa.cl
Jacqueline Michael
jmc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED JUNE 30, 2007

(All figures in constant Chilean Pesos, unless otherwise indicated)

(Santiago, Chile, July 24, 2007) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended June 30, 2007. All figures are in constant Chilean pesos and in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). June 2006 figures have been adjusted by the year-over-year CPI variation of 2.9% . The figures expressed in US Dollars for both periods were calculated based on the June 30, 2007 exchange rate of 526.86 Chilean pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Central Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. E.S.P. and EMGESA S.A. E.S.P.) and its Peruvian subsidiary (Edegel).

Highlights for the Period

Net income of Endesa Chile was Ch$ 62,123 million in the first half of 2007, explained by an 11.3% improvement in operating income and a lower non-operating result in comparison with the first semester 2006, largely due to the significant accounting impact of the application of Technical Bulletin 64 with respect to our subsidiaries in Colombia, which explains the reduced net result compared to the previous year, which amounted Ch$ 127,915 million.

Operating income reached Ch$ 277,828 million, an increase of Ch$ 28,247 million over the Ch$ 249,581 million reported for the first half of 2006. This improvement reflects the performance of our business in the countries where Endesa Chile operates, despite some supply difficulties like the gas shortage and low hydrology, as well as the high price of liquid fuels in the case of Chile, and regulatory and pricing difficulties plus fuel shortages and low hydrology in Argentina.

Endesa Chile’s consolidated EBITDA, or operating income plus depreciation and amortization, was Ch$ 372,188 million for the period to June 30, 2007, an increase of 12.8% over the same period of 2006, which is mainly due to the increase in the operational income.

PRESS RELEASE 1H 2007

The most important features during the first half of 2007 were:

  In March Endesa Chile synchronized successfully the new unit of the San Isidro plant expansio n, which started its commercial operations on April 23. This plant supplies the grid with approximately 250 MW in open cycle using oil, and will contribute 377 MW in combined cycle using LNG as it is expected by the year 2009.

  On June 30 Endesa Chile exercised its right of first refusal over the 50% holding of GasAtacama owned by CMS, with the object of transferring this to Southern Cross. This transaction was framed in the context of the agreement between GasAtacama and some of its mining customers that will permit the viability of GasAtacama in the short- and mid - term.

  In June Endesa Chile was awarded with the first place in Chile in the ranking of companies committed with sustainability, corporate governance, ethics, transparency and social responsibility, made by the research firm Management & Excellence S.A. (M&E) and the prestigious LatinFinance magazine. It also obtained a leading place in the CSR Ranking 2007 organized by the Fundación PROhumana together with the Chilean Capital magazine.

  On July 3, 2007, Standard & Poor’s improved its rating for Endesa Chile to “BBB with stable outlook” from “BBB-“. In the same month, Feller Rate improved Endesa Chile’s domestic rating from “A+” to “AA- with stable outlook”, demonstrating the company’s operating and financial strength.

Consolidated operating revenues to June 30, 2007 were Ch$ 789,283 million, 20.4% more than the Ch$ 655,525 million of the year before. Increased physical sales in Peru and Chile, and higher average sale s prices in Chile, Colombia and Argentina, explain these increased revenues. Physical sales in the first half of 2007 were 27,218 GWh, a 1% increase over the same period of 2006.

Consolidated operating expenses as of June 2007 reached Ch$ 492,560 million, an increase of 27.4% compared to 2006. Thermal generation using more liquid fuels in Chile and Argentina largely account for this increase. Administrative and selling expenses fell by 1.8% to Ch$18,895 million in the first half of 2007.

Electricity generation rose to 25,236 GWh in the half year, compared to 25,101 GWh in 2006, an increase of 0.5%.

PRESS RELEASE 1H 2007

PRESS RELEASE 1H 2007

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1

(Chilean GAAP, Thousand US$)

	First Half 2006	First Half 2007	Variance	Change
Operating Revenues	1,244,211	1,498,089	253,879	20.4%
Operating Expenses	(733,984)	(934,898)	(200,914)	(27.4%)

Operating Margin	510,227	563,192	52,965	10.4%

SG&A	(36,513)	(35,864)	649	1.8%

Operating Income	473,714	527,328	53,613	11.3%

Net Financial Income (Expenses)	(158,870)	(156,838)	2,032	1.3%
Interest Income	13,377	16,744	3,367	25.2%
Interest Expense	(172,247)	(173,582)	(1,336)	(0.8%)
Net Income from Related Companies	41,903	24,874	(17,029)	(40.6%)
Equity Gains from Related Companies	41,916	31,651	(10,265)	(24.5%)
Equity Losses from Related Companies	(13)	(6,777)	(6,764)	(53348.9%)
Net other Non Operating Income (Expense)	88,074	(126,475)	(214,550)	(243.6%)
Other Non Operating Income	127,088	21,327	(105,761)	(83.2%)
Other Non Operating Expenses	(39,014)	(147,803)	(108,789)	(278.8%)
Positive Goodwill Amortization	(929)	(831)	97	10.5%
Price Level Restatement	3,183	2,178	(1,005)	(31.6%)
Exchange differences	(3,385)	10,730	14,115	417.0%

Non Operating Income	(30,024)	(246,363)	(216,340)	(720.6%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	443,691	280,964	(162,726)	(36.7%)

Income Tax	(115,097)	(123,503)	(8,406)	(7.3%)
Extraordinary Items	-	-	-
Minority Interest	(93,407)	(43,871)	49,536	53.0%
Negative Goodwill Amortization	7,602	4,322	(3,280)	(43.1%)

NET INCOME	242,788	117,912	(124,876)	(51.4%)

PRESS RELEASE 1H 2007

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.1

(Chilean GAAP, Million Ch$)

	First Half 2006	First Half 2007	Variance	Change
Operating Revenues	655,525	789,283	133,758	20.4%
Operating Expenses	(386,707)	(492,560)	(105,854)	(27.4%)

Operating Margin	268,818	296,723	27,905	10.4%

SG&A	(19,237)	(18,895)	342	1.8%

Operating Income	249,581	277,828	28,247	11.3%

Net Financial Income (Expenses)	(83,702)	(82,632)	1,070	1.3%
Interest Income	7,048	8,822	1,774	25.2%
Interest Expense	(90,750)	(91,454)	(704)	(0.8%)
Net Income from Related Companies	22,077	13,105	(8,972)	(40.6%)
Equity Gains from Related Companies	22,084	16,675	(5,408)	(24.5%)
Equity Losses from Related Companies	(7)	(3,570)	(3,564)	(53348.9%)
Net other Non Operating Income (Expense)	46,403	(66,635)	(113,038)	(243.6%)
Other Non Operating Income	66,958	11,237	(55,721)	(83.2%)
Other Non Operating Expenses	(20,555)	(77,871)	(57,316)	(278.8%)
Positive Goodwill Amortization	(489)	(438)	51	10.5%
Price Level Restatement	1,677	1,148	(529)	(31.6%)
Exchange differences	(1,784)	5,653	7,437	417.0%

Non Operating Income	(15,818)	(129,799)	(113,981)	(720.6%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	233,763	148,029	(85,734)	(36.7%)

Income Tax	(60,640)	(65,069)	(4,429)	(7.3%)
Extraordinary Items	-	-	-
Minority Interest	(49,212)	(23,114)	26,099	53.0%
Negative Goodwill Amortization	4,005	2,277	(1,728)	(43.1%)

NET INCOME	127,915	62,123	(65,792)	(51.4%)

PRESS RELEASE 1H 2007

Main events during the period

Investments

Endesa Chile is currently developing an important portfolio of investment projects and carrying out numerous studies on possible investment options for the future. Of those projects currently in place, the first is the expansion of the San Isidro plant, which has started its commercial operations in open cycle with an approximate capacity of 250 MW in April 2007 using diesel oil, and will close the cycle in December to raise its capacity to approximately 350 MW. In 2009, once liquefied natural gas (LNG) is available in Chile, it will reach its full capacity of 377 MW.

The company is also undertaking an active role in the initiative promoted by the government to increase the diversification of its energy matrix through the LNG project, with a 20% ownership of the new re-gasification terminal together with Enap, Metrogas and British Gas, the latter being the gas supplier. The company GNL Chile S.A. has already executed the engineering contract, procurement and construction (EPC) with Chicago Bridge & Iron (CBI). Furthermore works have already taken place for the installation of the regasification plant, where it will be located.

The second project to start operations will be the 32 MW Palmucho pass-through hydroelectric plant which was 92% advanced at June 30 and will use the ecological flow of the Ralco plant. It is expected to start operations in the second half of 2007.

Endesa Chile, concerned about the delicate electricity supply condition for the next few years, and in addition to advance closing the combined cycle of San Isidro, is carrying out works on the No.1 unit of the Taltal plant, with an installed capacity of 120 MW, so it can operate with diesel in March 2008. The No.2 unit was already modified in 2005. We are currently finishing details to present the environmental impact study for a 240 MW open-cycle plant at a site alongside to the Quintero re-gasification plant, which will operate with diesel from the first quarter of 2009 and leave a plant prepared for the later, use of LNG thus cooperating with the supply for the coming years.

Regarding the development and progress of Centrales Hidroeléctricas de Aysén S.A., in which Endesa Chile has a 51% shareholding and Colbún S.A. the remaining 49%, the environmental impact assessment in charge of the international consortium formed by SWECO, POCH Ambiental and EPS, has progressed. The project reflects the Company’s efforts to contribute to the greater future security of the Chilean electricity grid. The total installed capacity of the project is approximately 2,430 MW and the estimated investment is around US$ 2,400 million, excluding the transmission line.

On June 5, Endesa Chile submitted to the environmental impact assessment system (EIAS) the Los Cóndores hydroelectric plant project, a pass-through plant with a close to 150 MW capacity and an average annual generation of 560 GWh. This plant will use the waters of the Maule Lake and will be located in the district of San Clemente, Talca. The estimated investment is US$ 181 million and it is planned to start operations in early 2012.

On June 14, Endesa Chile signed a contract to proceed with het expansion of Bocamina II Plant, with the consortium Mairee-SES-Tecnimont (MST), after obtaining the approval of the environmental impact assessment by Corema, the environmental regional authority. The project consists of a second unit generating with coal of approximately 350 MW installed capacity, with an estimated investment of US$ 620 million. This unit with state of the art technology in relation to gas emissions will start operations by mid 2010.

Continuing with the initiative of developing non-conventional renewable energy projects through its subsidiary Endesa ECO, the Canela wind farm on the SIC is planned to start operations during this third quarter of 2007. This project will be located 295 km north of Santiago, in the district of Canela, 4th Region. It consists of 11 wind- energy generators, 70m height, with a capacity of 1.65 MW each and a total estimated investment of around US$ 31 million.

PRESS RELEASE 1H 2007

In addition, Endesa ECO will bring into service the Ojos de Agua pass-through mini hydroelectric project in 2008, which will be located approximately 100 kilometers from the city of Talca, in the valley of the Cipreses river, downstream from La Invernada Lake. The investment in this 9 MW plant is estimated to be US$ 20 million.

In Argentina, two generating companies were constituted in December 2005 under the Foninvemem, in which Endesa Chile, through its subsidiaries in Argentina has a 21% shareholding. They are Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., each comprising an 800 MW combined-cycle generating plant. In October 2006, both equipment supply contracts were awarded to Siemens. The planned date to start operations is January 2009, since then investor companies will begin to recover their credits from the flows generated by the project through their 10-year production sales contracts with MEM, managed by CAMMESA. Foninvemem is an investment fund formed to reach equilibrium for the Argentine wholesale electricity market.

Regulated tariffs

On April 18, 2007, the Chilean CNE published its final report on the SIC node price setting, with a new monomic price of US$ 73.17 MWh at the Alto Jahuel node, effective from May 1, 2007. This price, 8.7% higher than that of October 2006, reflects the environment of growing energy demand, the current costs of the Chilean electricity system and shortage of gas coming from Argentina.

On July 18 the Chilean CNE adjusted the SIC node price using the indexation formula with respect to the average market price of energy, which turned out to be more than 10% over the average market price fixed by the CNE in April 2007. As a result, the Alto Jahuel monomic price reached to US$ 81.88/MWh, in effect as of August 2007. In dollar terms, this price is 11.9% higher than the price set in April 2007.

Financing

During the first half-year of 2007, Endesa Chile made drawings under its revolving credit lines for a total of US$ 58 million. The Company has therefore drawn US$ 158 million from the total of US$ 650 million available under its revolving credits.

On April 16, Endesa Chile carried out an early redemption of its Series G domestic bond amounting to UF 4 million (approximately US$ 139 million) and a coupon rate of 4.8% . To fund this transaction, on April 19 Endesa Chile issued a Series K domestic bond in the same amount, with a 20 years bullet repayment and an interest coupon of 3.8% . The yield to maturity at placement date was 3.78% .

On June 25, Edegel issued a domestic bond for 25 million soles (approximately US$ 7.5 million). The bond is 15 years term with an interest rate of 6.31% (approximately 6.5% equivalent in dollars). The proceeds were used to finance programmed maturities. Also in June, Edegel obtained US$ 25 million from Scotiabank to prepay existing debts. This financing is 5 years term with Libor plus 1.25% interest rate.

During the second quarter of 2007, Endesa Costanera renewed three minor maturities amounting to approximately US$ 5.4 million, for terms of between 90 and 180 days.

At the end of June 2007, Endesa Chile’s consolidated financial debt amounted to US$ 3,998 million, 1% less than at the end of the first half of 2006. The company’s consolidated leverage has fallen from 78.7% at June 2006 to 76.5% at the end of June 2007.

PRESS RELEASE 1H 2007

Sustainability and the Environment

In April 2007, Endesa Chile’s fifth sustainability report was published. This was prepared according to version 3 of the Global Reporting Initiative guidelines, achieving a final weighting of triple A+, coinciding with the company’s self evaluation, that of the external auditors and the Global Reporting Initiative itself. This evaluation makes Endesa Chile the first company in Latin America to receive such a high rating for the issue of its Sustainability Report, which in 2006 was published with three A+ logos.

Endesa Chile published on April 10 its second progress report (COP), in compliance with its commitment signed with the United Nations Global compact.

Also in April, Endesa Chile published and distributed its local Environmental Report, covering the environmental performance of its 22 electricity generating plants. Both documents can be found in pdf format on the Endesa Chile web site (www.endesa.cl), for the knowledge of the national community, environmental authorities and groups interested in the company’s environmental actions.

In April, Endesa Chile’s subsidiary, Endesa Eco, registered the Ojos de Agua project with the Executive Secretary of the United Nations Framework Convention on Climate Change. Ojos de Agua thus becomes Endesa’s first project to reach the circuit established in the Clean Development Mechanism (CDM) of the Kyoto Protocol, to register the reduction in greenhouse-effect gas emissions provided by the operation of this mini-plant. This initiative becomes the first of Endesa Chile’s NCRE subsidiary and second in the Chilean hydroelectricity market registered with this international organism.

Supplementing the publication of the Sustainability Report in April, the company published in June the extract of its Sustainability Report. This document is directed to various stakeholder groups seeking general information on the company.

In June, the results were published of the ranking prepared by Management & Excellence S.A. and LatinFinance magazine, which evaluated the 50 largest non-banking companies committed to sustainability, corporate governance, ethics, transparency and corporate social responsibility (CSR) in Latin America. Endesa Chile was placed fourth at the regional level and first in Chile.

Also in June was published the CSR Ranking 2007, organized by the Fundación PROhumana together with Capital magazine, which, for the third consecutive year evaluated the performance of companies in terms of corporate social responsibility. Endesa Chile was placed sixth, up from the ninth place in the same ranking in 2006.

Conclusion

In summary, Endesa Chile has shown the strength of having a highly-efficient investment portfolio which, together with the suitable commercial policy and its strong financial position, has permitted the company to improve its operating results during this first half of 2007, despite difficulties foreseen for meeting increasing demand in the countries, where the company operates. This enables Endesa Chile to be in a good condition for facing challenges and transforming them into growth opportunities, like the various projects that Endesa Chile is responsibly working on in order to meet the medium and long -term growing demand energy requirements.

PRESS RELEASE 1H 2007

Operating Income

The following is an analysis of the business by country:

In Argentina, operating income as of June 2007 amounted to Ch$ 18,003 million, compared to Ch$ 15,723 million in the previous year, a 14.5% increase, despite sales volumes that declined by 7% in that market. This improvement was mainly due to increased sales of Endesa Costanera, which rose by 18.4% to Ch$ 97,335 million while the operating expenses rose by 15.7% . A more efficient performance in production and in the commercial policy followed by higher average sales prices enabled Endesa Costanera to improve its operating income, considering that its physical sales declined by 3%. In turn, El Chocón operating income remained flat compared to the same period in 2006 at Ch$ 15,162 million in the first half, with higher average sales prices and 14.7% lower physical sales than the previous year, as a result of the management of Limay River flow and a lower hydrology.

In Chile, the operating income was Ch$ 147,718 million to June 2007, a 1.3% increase over the Ch$ 145,811 million of the first half of 2006, with physical energy sales 0.7% over the same period. The generation of 9,557 GWh in the first six months of 2007 implied a 4.5% increase in generation.

Hydrological reserves in the reservoirs have enabled Endesa Chile to maintain hydroelectric generation, thus ensuring the future supply under our contracts, even though the hydrology in 2007 has been dryer than normal. Operating expenses increased by 50%, which included Ch$ 67,965 million of higher costs of fuels and lubricants because of the increase in thermal generation. The system’s supply condition and the commercial policy has mitigated the hydrology risk.

Operating income in Colombia was Ch$ 79,153 million in the first half of 2007, Ch$ 21,375 million more than the operating income for the same period of 2006. This improvement is mainly explained by the 23.3% rise in average sale prices, which included higher revenues from charges for reliability since physical sales declined by 1.6% to 7,226 GWh, and production fell by 9% to 5,513 GWh. Operating revenues were Ch$ 160,924 million, 21.3% higher than in the first half of 2006. Operating expenses rose by Ch$ 6,721 million (9.3%) mainly as a result of larger purchases by Emgesa in the spot market in a year of reduced hydrology.

Operating income for Edegel, the Endesa Chile’s Peruvian subsidiary, reache d Ch$ 32,955 million, an increase of 8.9% over the Ch$ 30,269 million in the first half of 2006. Generation increased by 26.8% to 3,960 GWh, operating revenues rose by 3.8% to Ch$ 86,914 million, and operating expenses increased by 1.5% to Ch$ 48,414 million. The revenue increase is due to higher physical sales, which rose by 25.8% to 3,957 GWh despite reduced average sales prices which fell by 17.3% . The higher sales are the result of growth in demand and the merger of Edegel with Etevensa effective from June 1, 2006, which enabled the company to meet increased demand with its own generation.

PRESS RELEASE 1H 2007

Non-Operating Income

Non-operating income for the first half of 2007 was a loss of Ch$ 129,799 million, compared to a loss of Ch$ 15,818 million in 2006, adversely affecting the Company’s net income for the period. The following are the main changes affecting non-operating results:

Net non-operating income and expenses reached a lower result of Ch$ 113,038 million, basically due to Ch$ 80,636 million of reduced income due to the conversion adjustment required under Technical Bulletin No.64 of the Chilean Institute of Accountants with respect to our foreign subsidiaries, mainly Colombian companies, due to Ch$ 9,668 million of increased provisions with respect to the tax on equity of the Colombian subsidiaries, Ch$ 7,464 million of higher provisions for the re-settlement of energy and capacity, Ch$ 3,953 million of reduced indemnities and commissions received, and Ch$ 3,211 million of less reversals of provisions for contingencies and litigation.

The weaker result due to Technical Bulletin N° 64 conversion effect coming from our Colombian subsidiaries is mainly explained by the important appreciation of the Colombian Peso with respect to the dollar in 12.4%. It affected our Colombian liabilities negatively, in local currency, when they are converted into dollars and then into Chilean Pesos to their consolidation. Nevertheless, this effect does not imply any cash flow effect in the Company.

The net result of investments in related companies declined by Ch$ 8,972 million in the first half of 2007 compared to the same period of 2006, basically explained by the Ch$ 8,728 million of reduced accrued income from the associate companies GasAtacama and Endesa Brasil S.A.

Consolidated interest expenses increased slightly by Ch$ 704 million, from Ch$ 90,750 million in the first half of 2006 to Ch$ 91,454 million in 2007, an increase of 0.8%, explained by higher average debt, mainly due to the merger of Etevensa in Edegel S.A. This was offset by a reduced debt in Chile, higher capitalized interest expenses and a lower average interest rate. Average cash balances, mainly in Chile, increased interest income by Ch$ 1,774 million, from Ch$ 7,048 million for the first half of 2006 to Ch$ 8,822 million in 2007.

Price-level restatements and exchange differences showed a net positive change of Ch$ 6,907 million in the first half of 2007 compared to the year before, passing from a loss of Ch$ 197 million in June 2006 to a gain of Ch$ 6,800 million at June 2007. This is mainly explained by exchange rate variations between both periods. During the 2007 first half, the Chilean peso appreciated against the dollar by 1.0%, compared to its depreciation in the first semester of 2006 of 5.0%.

With respect to income tax and deferred taxes, these increased by Ch$ 4,429 million in the first half of 2007, compared to the same period of 2006. Consolidated accumulated income tax amounted to Ch$ 65,069 million, comprising a charge for income tax of Ch$ 58,828 million and Ch$ 6,241 million of deferred taxes. Accumulated income tax was Ch$ 22,700 million higher than the same period of 2006, because of the higher taxable results of Endesa Chile and its subsidiaries in Chile and abroad. Deferred tax showed a fall of Ch$ 18,271 million with respect to the same period of 2006.

PRESS RELEASE 1H 2007

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of June 2006	As of June 2007	Variance	Change

Current Assets	808,166	843,634	35,468	4.4%
Fixed Assets	8,132,093	7,882,995	(249,098)	(3.1%)
Other Assets	1,447,620	1,338,499	(109,121)	(7.5%)

Total Assets	10,387,880	10,065,128	(322,751)	(3.1%)

Table 2.1

Assets (Million Ch$)	As of June 2006	As of June 2007	Variance	Change

Current Assets	425,790	444,477	18,687	4.4%
Fixed Assets	4,284,475	4,153,235	(131,240)	(3.1%)
Other Assets	762,693	705,202	(57,492)	(7.5%)

Total Assets	5,472,958	5,302,913	(170,045)	(3.1%)

The Company’s total assets as of June 30, 2007 decreased by Ch$ 170,045 million compared to the same date of the previous year due to the following:

Current assets increased by Ch$ 18,687 million, mainly explained by an increase in accounts receivables of Ch$ 62,545 million, mainly due to the increase in customer invoicing and the re-settlement of tolls (Short Law); an increase in marketable securities of Ch$ 9,008 million, mainly by the Colombian subsidiary Betania; an increase in receivables from related companies of Ch$ 6,183 million; increase in inventories and income taxes recoverable of Ch$ 16,765 million, partially offset by reductions in cash and time deposits of Ch$ 19,904 million and in other current assets of Ch$ 56,174 million, mainly the redemption of securities under repurchase agreements in Endesa Chile.

Fixed assets fell by Ch$ 131,240 million, mainly explained by yearly depreciation for Ch$ 83,133 million, sales of fixed assets of Ch$198 million and the effect of the real exchange rate on the fixed assets of foreign subsidiaries, following the methodology of holding non-monetary assets in historical dollars, in accordance with Technical Bulletin 64 of the Chilean Institute of Accountants, in subsidiaries located in “unstable countries”, for Ch$ 136,000 million, partially compensated by acquisitions of fixed assets of Ch$ 188,900 million.

Other assets show a decrease of Ch$ 57,492 million, basically explained by investment reductions in related companies of Ch$ 15,876 million, principally Endesa Brasil S.A. and GasAtacama S.A.; a decrease in other assets of Ch$ 46,739 million, basically due to the disposal of the investment in Empresa Eléctrica de Bogotá held by the Colombian subsidiary Betania, following by the exchange of assets with Corfivalle; a decrease in amounts due from related companies of Ch$ 7,707 million, and an increase in negative goodwill of Ch$ 8,233 million, partially compensated by an increase in long-term debtors of Ch$ 24,288 million, principally the Wholesale Electricity Market Investment Fund (FONINVEMEM) in Argentina.

PRESS RELEASE 1H 2007

Table 3

Liabilities (Thousand US$) (1)	As of June 2006	As of June 2007	Variance	Change

Current liabilities	1,021,123	806,504	(214,619)	(21.0%)
Long-term liabilities	3,937,549	4,136,816	199,267	5.1%
Minority interest	2,029,121	1,718,208	(310,913)	(15.3%)
Equity	3,400,086	3,403,600	3,514	0.1%

Total Liabilities	10,387,880	10,065,128	(322,751)	(3.1%)

Table 3.1

Liabilities (Million Ch$)	As of June 2006	As of June 2007	Variance	Change

Current liabilities	537,989	424,915	(113,074)	(21.0%)
Long-term liabilities	2,074,537	2,179,523	104,986	5.1%
Minority interest	1,069,063	905,255	(163,808)	(15.3%)
Equity	1,791,369	1,793,221	1,851	0.1%

Total Liabilities	5,472,958	5,302,913	(170,045)	(3.1%)

Current liabilities declined by Ch$ 113,074 million, mainly explained by a reduction in the current portion of bonds payable of Ch$ 195,064 million following the repayment of bonds by Endesa Chile and the subsidiaries Edegel and Emgesa S.A.; reduction in amounts due to banks of Ch$ 8,767 million, mainly by the subsidiary Pehuenche S.A., partially compensated by increases in the subsidiary Edegel S.A.; a reduction in current portion of other long-term debt of Ch$ 8,686 million; and a decrease of other current assets of Ch$ 9,678 million, mainly derivative instruments (swaps). This was partially offset mainly by the increase in accounts payable and accrued expenses of Ch$ 87,561 million, basically larger purchases of energy and fuels; and an increase in provisions, withholdings and income tax of Ch$ 16,360 million.

Long-term liabilities increased by Ch$ 104,986 million, mainly explained by higher amounts due to banks and financial institutions of Ch$ 40,058 million, basically from the subsidiaries Chocón and Betania, partially offset by a reduction in Endesa Chile; an increase in bonds payable of Ch$ 55,993 million, basically Edegel, Emgesa and Endesa Chile, net of transfers to short term; and increases in provisions, deferred taxes and other long-term liabilities of Ch$ 14,953 million. This was partially offset by a reduction in accounts payable of Ch$ 7,610 million.

The minority interest showed a decrease of Ch$ 163,808 million, mainly due to the increase in the shareholding from 85.62% to 99.99% in Central Hidroeléctrica de Betania S.A., following the exchange of assets between the Corfivalle group and Endesa group, and the increased shareholding in Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A. of 17.2% and 5.5% respectively.

Shareholders’ equity rose by Ch$ 1.851 million compared to June 2006. This change is mainly explained by the increase in retained earnings of Ch$ 81,449 million, compensated by reductions in net income for the period of Ch$ 65.792 million and in other reserves of Ch$ 13,913 million.

PRESS RELEASE 1H 2007

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	18,050	417,006	630,815	98,985	86,375	1,211,905	2,463,136

Endesa Chile (*)	18,050	417,006	630,815	98,985	86,375	1,211,905	2,463,136

Argentina	36,810	59,322	74,544	59,973	75,408	9,287	315,344

Costanera
	36,810	47,656	51,210	36,639	33,741	9,287	215,344
Chocón
		11,667	23,333	23,333	41,667		100,000
Hidroinvest

Perú	35,242	163,967	77,087	40,086	36,422	115,246	468,049

Edegel
	35,242	163,967	77,087	40,086	36,422	115,246	468,049

Colombia	16,503		161,554		204,018	369,787	751,863

Emgesa
	1,627		161,554			214,219	377,400
Betania
	14,876				204,018	155,568	374,463

TOTAL	106,605	640,295	944,000	199,044	402,223	1,706,226	3,998,392

Table 4.1

(Million Ch$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	9,510	219,704	332,351	52,151	45,507	638,504	1,297,728

Endesa Chile (*)	9,510	219,704	332,351	52,151	45,507	638,504	1,297,728

Argentina	19,394	31,255	39,274	31,597	39,729	4,893	166,142

Costanera
	19,394	25,108	26,981	19,304	17,777	4,893	113,456
Chocón
		6,147	12,293	12,293	21,953		52,686
Hidroinvest

Perú	18,568	86,387	40,614	21,120	19,189	60,718	246,596

Edegel
	18,568	86,387	40,614	21,120	19,189	60,718	246,596

Colombia	8,695		85,116		107,489	194,826	396,126

Emgesa
	857		85,116			112,863	198,837
Betania
	7,838				107,489	81,963	197,290

TOTAL	56,166	337,346	497,356	104,868	211,915	898,942	2,106,593

(*) Includes Endesa Chile, Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón. The year 2009 includes the repayment of the US$ 220 million Yankee Bond as a result of the holders exercising their option to sell.

PRESS RELEASE 1H 2007

Table 5

Indicator	Unit	As of June 2006	As of June 2007	Change

Liquidity	Times	0.79	1.05	32.9%
Acid ratio test (*)	Times	0.63	0.93	47.6%
Leverage (**)	Times	0.91	0.97	6.6%
Short-term debt	%	20.6	16.3	(20.7%)
Long-term debt	%	79.4	83.7	5.4%

*	Current assets net of inventories and pre -paid expenses
**	Leverage = Total debt / (equity + minority interest)

The current ratio as of June 2007 was 1.05:1, an improvement of 32.9% over the level of June 2006, and the acid test ratio was 0.93:1, an increase of 47.6% over June 2006. This shows a Company that continues to present a strong liquidity position, reducing its debts with cash surpluses and having a satisfactory debt maturity pattern.

The debt ratio as of June 2007 was 1.45:1, slightly reduced from the level of the previous year, as a result of the company’s positive operating performance.

PRESS RELEASE 1H 2007

Consolidated Balance Sheet (Chilean GAAP)

Table 6

ASSETS	Million Ch$		Thousand US$

	As of June 2006	As of June 2007	As of June 2007	As of June 2006

CURRENT ASSETS
Cash	14,847	8,845	28,180	16,789
Time Deposits	108,137	94,235	205,249	178,862
Marketable Securities	4	9,012	8	17,106
Accounts Receivable, net	111,959	167,789	212,503	318,469
Notes receivable	-	-	-	-
Other accounts receivable	52,826	59,541	100,266	113,012
Amounts due from related companies	51,091	57,274	96,972	108,708
Inventories, net	19,644	28,516	37,285	54,125
Income taxes recoverable	5,038	12,930	9,563	24,543
Prepaid expenses	3,743	2,426	7,104	4,605
Deferred taxes	1,671	3,252	3,172	6,172
Other current assets	56,830	656	107,865	1,244

Total currrent assets	425,790	444,477	808,166	843,634

PROPERTY, PLANT AND EQUIPMENT
Property	54,571	51,908	103,577	98,524
Buildings and Infrastructure	5,649,578	5,635,101	10,723,111	10,695,633
Plant and equipment	1,196,288	1,183,034	2,270,599	2,245,442
Other assets	176,126	198,706	334,294	377,151
Technical appraisal	68,844	65,974	130,669	125,221
Sub - Total	7,145,407	7,134,723	13,562,250	13,541,971
Accumulated depreciation	(2,860,932)	(2,981,488)	(5,430,157)	(5,658,976)

Total property, plant and equipment	4,284,475	4,153,235	8,132,093	7,882,995

OTHER ASSETS
Investments in related companies	528,193	512,317	1,002,530	972,396
Investments in other companies	4,089	3,997	7,760	7,586
Positive Goodwill	12,050	10,626	22,871	20,169
Negative goodwill	(33,832)	(42,065)	(64,214)	(79,841)
Long-term receivables	54,537	78,825	103,514	149,612
Amounts due from related companies	97,291	89,584	184,662	170,034
Intangibles	28,261	25,657	53,640	48,698
Accumulated amortization	(10,451)	(9,555)	(19,836)	(18,136)
Others	82,555	35,816	156,692	67,980

Total other assets	762,693	705,202	1,447,620	1,338,499

TOTAL ASSETS	5,472,958	5,302,913	10,387,880	10,065,128

PRESS RELEASE 1H 2007

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of June 2006	As of June 2007	As of June 2006	As of June 2007

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	44,204	18,693	83,901	35,480
Current portion of long-term debt	53,076	69,820	100,740	132,522
Notes Payable	-	-	-	-
Current portions of bonds payable	252,648	57,584	479,536	109,297
Current portion of other long-term debt	35,349	26,663	67,093	50,607
Dividends payable	2,729	1,655	5,180	3,142
Accounts payable and accrued expenses	59,784	139,539	113,472	264,850
Miscellaneous payables	37,718	45,525	71,591	86,408
Amounts payable to related companies	5,529	7,309	10,495	13,872
Provisions	17,146	24,738	32,544	46,955
Withholdings	8,504	14,668	16,141	27,840
Income Tax	9,725	12,330	18,459	23,403
Deferred Income	142	4,635	269	8,797
Deferred Taxes	-	-	-	-
Other current liabilities	11,433	1,756	21,701	3,333

Total current liabilities	537,989	424,915	1,021,123	806,504

LONG-TERM LIABILITIES
Due to banks and financial institutions	262,527	302,584	498,285	574,317
Bonds payable	1,473,704	1,529,697	2,797,145	2,903,422
Due to other institutions	58,405	59,996	110,855	113,875
Accounts payable	94,531	86,922	179,424	164,980
Amounts payable to related companies	-	-	-	-
Accrued expenses	28,099	32,808	53,333	62,271
Deferred taxes	135,928	139,431	257,996	264,646
Other long-Term liabilities	21,344	28,085	40,512	53,306

Total Long-term liabilities	2,074,537	2,179,523	3,937,549	4,136,816

Minority interest	1,069,063	905,255	2,029,121	1,718,208

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,147,542	1,138,620	2,178,077	2,161,143
Capital revaluation reserve	12,623	21,634	23,959	41,062
Additional paid-in capital-share premium	227,581	227,598	431,957	431,990
Other reserves	(31,063)	(44,976)	(58,960)	(85,367)
Total Capital and Reserves	1,356,682	1,342,876	2,575,033	2,548,829

Retained Earnings
Retained earnings	306,772	388,222	582,265	736,859
Net Income	127,915	62,123	242,788	117,912
Interim dividend	-	-	-	-
Accumulated surplus during development period of certain subsidiaries	-	-	-	-
Total Retained Earnings	434,688	450,345	825,053	854,771

Total Shareholders' Equity	1,791,369	1,793,221	3,400,086	3,403,600

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,472,958	5,302,913	10,387,880	10,065,128

PRESS RELEASE 1H 2007

Consolidated Cash Flow (Chilean GAAP)

Table 7

Effective Cash Flow (Thousand US$)	First Half 2006	First Half 2007	Variance	Change

Operating	339,231	429,007	89,776	26.5%
Financing	(26,652)	(239,082)	(212,430)	(797.1%)
Investment	(140,700)	(279,458)	(138,758)	(98.6%)

Net cash flow of the period	171,879	(89,533)	(261,412)	(152.1%)

Table 7.1

Effective Cash Flow (Million Ch$)	First Half 2006	First Half 2007	Variance	Change

Operating	178,727	226,027	47,299	26.5%
Financing	(14,042)	(125,963)	(111,921)	(797.1%)
Investment	(74,129)	(147,235)	(73,106)	(98.6%)

Net cash flow of the period	90,556	(47,172)	(137,728)	(152.1%)

Main aspects of the current period on the effective cash flow statement are:

a) Operating activities generated a positive cash flow of Ch$ 226,027 million, representing a 26.5% increase over June 2006. This flow mainly comprises the net income for the period of Ch$ 62,123 million, plus charges to income not representing net cash flows of Ch$ 122,121 million, changes in assets affecting cash flow of Ch$ (81,557) million, changes in liabilities affecting cash flow of Ch$ 100,423 million, gains on the sale of assets of Ch$ 198 million and minority interest of Ch$ 23,114 million.

b) Financing activities generated a negative cash flow of Ch$ 125,963 million, a fall of 797.1% compared to June 2006. This mainly is a consequence of loan and bond repayments of Ch$ 208,245 million, dividend payments of Ch$ 127,055 million and other disbursements of Ch$ 39 million. This is offset by an increase in loans drawn and bond s payable of Ch$ 209,376 million.

c) Investment activities generated a negative flow of Ch$ 147,235 million, mainly acquisitions of fixed assets of Ch$ 97,160 million, documented loans to related companies of Ch$ 19.981 million and permanent investments of Ch$ 32,545 million, offset by sales of fixed assets of Ch$ 2,450 million.

Consolidated Cash Flow (Chilean GAAP)

Table 8

Cash Flow (Th US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Jun. 2006	As of Jun. 2007	As of Jun. 2006	As of Jun. 2007	As of Jun. 2006	As of Jun. 2007	As of Jun. 2006	As of Jun. 2007	As of Jun. 2006	As of Jun. 2007	As of Jun. 2006	As of Jun. 2007

Argentina	5,529.2			10,814.5			20,000.0		804.4	1,571.3	26,333.7	12,385.8
Peru			8,717.0	2,927.0							8,717.0	2,927.0
Brazil				32,360.0								32,360.0
Colombia	36,213.7						173,492.9				209,706.6

Total	41,742.9		8,717.0	46,101.5			193,492.9		804.4	1,571.3	244,757.3	47,672.8

(1)	The figures are expressed at exchange rate of Ch$ 526.86 per dollar.

PRESS RELEASE 1H 2007

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	First Half 2006	First Half 2007	First Half 2006	First Half 2007

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	127,915	62,123	242,788	117,912

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(75)	(198)	(142)	(376)
(Profit) loss in sale of other assets	-	-	-	-
Charges (credits) which do not represent cash flows:	27,907	122,121	52,969	231,790
Depreciation	89,291	93,814	169,478	178,062
Amortization of intangibles	593	546	1,125	1,037
Write-offs and provisions	-	-	-	-
Amortization of positive goodwill	489	438	929	831
Amortization of negative goodwill (less)	(4,005)	(2,277)	(7,602)	(4,322)
Accrued profit from related companies (less)	(22,084)	(16,675)	(41,916)	(31,651)
Accrued loss from related companies	7	3,570	13	6,777
Net, price-level restatement	(1,677)	(1,148)	(3,183)	(2,178)
Net exchange difference	1,784	(5,653)	3,385	(10,730)
Other credits which do not represent cash flow (less)	(43,469)	(28)	(82,505)	(53)
Other charges which do not represent cash flow	6,978	49,534	13,245	94,017
Assets variations which affect cash flow:	(33,746)	(81,557)	(64,052)	(154,799)
Decrease (increase) in receivable accounts	(26,735)	(63,205)	(50,744)	(119,965)
Decrease (increase) in inventories	2,627	(7,258)	4,986	(13,777)
Decrease (increase) in other assets	(9,638)	(11,094)	(18,293)	(21,057)
Liabilities variations which affect cash flow:	7,513	100,423	14,260	190,607
Accounts payable related to operating results	(757)	87,448	(1,437)	165,979
Interest payable	1,874	(5,091)	3,557	(9,663)
Income tax payable	10,862	9,863	20,616	18,721
Accounts payable related to non operating results	(1,838)	11,984	(3,488)	22,747
Accrued expenses and withholdings	(2,627)	(3,781)	(4,987)	(7,176)
Minority Interest	49,212	23,114	93,407	43,871

Net Positive Cash Flow Originated from Operating Activities	178,727	226,027	339,231	429,007

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	312,866	74,964	593,831	142,285
Proceeds from debt issuance	33,132	134,374	62,886	255,047
Proceeds from loans obtained from related companies	-	3 8	-	71
Capital distribution	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(68,044)	(127,055)	(129,150)	(241,155)
Loans, debt amortization (less)	(189,579)	(102,234)	(359,828)	(194,044)
Issuance debt amortization(less)	(97,527)	(106,011)	(185,111)	(201,214)
Amortization of loans obtained from related companies	(4,262)	-	(8,089)	-
Amortization of expenses in issuance debt	-	-	-
Other disbursements related to financing(less)	(628)	(39)	(1,191)	(74)

Net Cash Flow Originated from Financing Activities	(14,042)	(125,963)	(26,652)	(239,082)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	82	2,450	155	4,651
Sale of related companies	-	-	-	-
Sale of other investments	-	-	-	-
Collection upon loans to related companies	10,315	-	19,578	-
Other income on investments	739	-	1,402	-
Additions to fixed assets (less)	(76,250)	(97,160)	(144,725)	(184,413)
Investments in related companies (less)	-	(32,545)	-	(61,772)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(9,015)	(19,981)	(17,111)	(37,924)
Other investment disbursements(less)	-	-	-	-

Net Cash Flow Originated from Investment activities	(74,129)	(147,235)	(140,700)	(279,458)

Net Positive Cash Flow for the period	90,556	(47,172)	171,879	(89,533)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	4,374	791	8,302	1,501

NET VARIATION OF CASH AND CASH EQUIVALENT	94,930	(46,381)	180,181	(88,032)

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	84,645	158,468	160,660	300,778

FINAL BALANCE OF CASH AND CASH EQUIVALENT	179,575	112,087	340,841	212,746

PRESS RELEASE 1H 2007

Most important changes in the markets where the Company operates

ARGENTINA

  Given the needs to increase available energy in the system, CIEN and CAMMESA signed a contract, effective from June 1 to ending September 30, 2007, that made possib le imports for 401 GWh from Brazil (through Garabi II) during June. In the months of April and May, imports amounted to 1.3 and 144 GWh respectively.
  Imported energy is expected to further increase in July.

CHILE

  On April 23, ENDESA Chile made available to the CDEC SIC the first phase of the San Isidro plant expansion (San Isidro II), consisting in the second unit ready for operation with diesel oil in open cycle, with a declared capacity of 250 MW. On June 25, the assembly of the steam-turbine rotor was completed, as part of the progress toward the closure to combined cycle planned for March 2008.

  On May 31, the final decision was taken to invest in the construction of the re -gasification terminal at Quintero through the signing of a FID agreement and all the commercial contracts relating to the project. This permitted the issue of the order to proceed of the EPC contract, plus the signing of the agreements.

  In April 2007 the National Energy Commission (CNE) issued the definitive technical report on the node prices setting. The new value is 58.71 US$/MWh (energy) and 7.85 US$/kW-month (capacity), the monomic price being 73.17 US$/MWh, 8.7% higher than the previous level. On July 18, the CNE modified the SIC node again, as a result in dollar terms monomic price increased by 11.9% over the price set in April 2007.

  The CNE extended the term for submitting offers for the supply of electricity currently subject to tenders by the distributor companies CHILECTRA, CGE Distribución and CHILQUINTA. The new date for the presentation of bids is October 29, 2007 (previously was July 3, 2007).

  In a joint decision of the ministries of energy, economy and agriculture, the government defined the peak hours for the SIC since 2008 to include the month of April but not for the moment the month of March.

  ENDESA Chile gave its order to proceed for the construction of the Bocamina II plant which will become operational in mid 2010. This project was approved by Corema in June together with a similar project of COLBÚN, both in Chile’s 8th Region.

COLOMBIA

  Since its start -up in December 1992, the spherical valve of El Guavio Unit 2 was leaking which were controlled through various maintenance works. On June 13, the maintenance to replace the seals was successfully completed, solving such leakage problem. However, this year it became indispensable to replace the seals as it was impossible to hold water elements below due to the increases in leakages.

PERU

  During the second quarter, OSINERG modified the bar price values already published in May 2007. The new value, effective from May 2007, is 37.45 US$/MWh (29.37 in energy and 8.08 in capacity), 1.2% higher than that initially published and 3.9% higher that the tariff in force in April.

PRESS RELEASE 1H 2007

Market risk analysis

ARGENTINA
- Hydrology: During the first half of the year, the flows of all the rivers in the Comahue basin were 57% below historic levels.

- Variation in demand: Domestic energy demand grew by 5.8% as of June 2007 compared to the same period last year.

CHILE
- Hydrology: There is a probability of of 73.6% surplus for the hydrology year that began in April 2007, which represents a normal-dry hydrology for the system. At June 30, the reservoir water levels had accumulated 4,543 GWh of energy equivalent.

- Variation in demand: Demand increased near 6.0% in the SIC and 7.5% in the SING during first half of 2007.

COLOMBIA
- Hydrology: The total contributions of the NIS in the second quarter of 2007 were 114% compared to the historic average (wet hydrology). For Guavio and Betania, water flows for the same period were 100% and 135% respectively (medium and wet conditions respectively).

- Variation in demand: Demand increased near 4.8% as of June 2007 compared to June 2006.

PERU
- Hydrology: The total water volume stored in Edegel’s lakes and reservoirs was approximately 255.1 MMm3 in June 2007, which represents 90.2% of total capacity, being 12.2% more than the volume of an average year. Flows in the Rimac basin in the second quarter were 22% above average (wet category). In this period, Tulumayo River maintained its flow very close to average (semi-wet category), while the Tarma River recorded flows 6% below average (semi-dry category).

- Variation in demand: Demand increased 10.6% during the first half of 2007 versus the same period of the previous year.

PRESS RELEASE 1H 2007

Exchange and interest rate risk analysis

The Company has a high percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. The markets in which the foreign subsidiaries operate show a lower indexation to the dollar, so these subsidiaries have higher dues in local currency.

Despite this natural exchange rate hedge, the company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are made.

As of June 30, 2007, the company has hedged in Chile through dollar-peso swap and forward contracts amounting to US$ 135 million in consolidated terms. At the same date of the year before, the company had no dollar-peso swap and forward contracts outstanding. This change is because the accounting mismatch was above the limit set out in the company’s hedging policy.

Regarding the interest rate risk, the company has a proportion of fixed to variable rate debt of approximately 82% / 18% as of June 30, 2007. The percentage at fixed rates has declined compared to the 87% / 13% fixed / variable percentages at the same date in 2006, but equally reduces the interest-rate fluctuation risk.

PRESS RELEASE 1H 2007

Business Information Main Operating Figures in GWh

Table 10

First Half 2007	Costanera	Chocón	Betania	Emgesa	Edegel	Total Chile
Total generation	4,170.4	2,035.0	888.7	4,624.7	3,960.2	9,557.3
Hydro generation	-	2,035.0	888.7	4,356.3	2,520.8	7,025.2
Thermo generation	4,170.4	-	-	268.4	1,439.5	2,532.1
Purchases	54.8	110.0	381.3	1,397.1	86.5	549.4
Purchases to related companies	-	-	-	-	-	3,185.9
Purchases to other generators	-	-	-	397.6	-	442.7
Purchases at spot	54.8	110.0	381.3	999.5	86.5	106.7
Transmission losses, pump and other consumption	36.7	-	-	65.5	90.1	404.2
Total electricity sales	4,188.5	2,145.0	1,270.0	5,956.3	3,956.7	9,701.8
Sales at regulated prices	-	-	286.3	1,956.7	1,111.9	3,665.6
Sales to related companies others activities (reg.)	-	-	198.9	1,039.4	504.0	2,065.8
Sales at unregulated prices	423.6	525.0	-	1,209.8	1,953.2	2,687.6
Internal sales (unregulated prices)	49.9	148.8	-	-	-	-
Sales at spot marginal cost	3,715.0	1,471.2	784.8	1,750.4	387.6	1,282.7
Sales to related companies generators	-	-	-	-	-	3,186.2
TOTAL SALES IN THE SYSTEM	51,190.5	51,190.5	35,476.1	35,476.1	12,052.4	26,362.1
Market Share on total sales (%)	8%	4%	4%	17%	33%	37%

First Half 2006	Costanera	Chocón	Betania	Emgesa	Edegel	Total Chile
Total generation	4,310.1	2,462.6	1,189.2	4,869.0	3,123.2	9,146.6
Hydro generation	-	2,462.6	1,189.2	4,737.0	2,317.2	7,534.1
Thermo generation	4,310.1	-	-	132.1	806.0	1,612.6
Purchases	38.8	51.6	337.4	1,006.4	115.5	649.3
Purchases to related companies	-	-	-	-	-	3,137.6
Purchases to other generators	38.8	-	-	122.2	-	493.8
Purchases at spot	-	51.6	337.4	884.2	115.5	155.4
Transmission losses, pump and other consumption	33.2	-	-	57.2	93.3	164.2
Total electricity sales	4,315.7	2,514.2	1,526.6	5,818.1	3,145.4	9,631.8
Sales at regulated prices	-	-	108.2	1,512.3	614.7	3,307.3
Sales to related companies others activities (reg.)	-	-	505.9	876.5	496.2	2,037.2
Sales at unregulated prices	270.6	457.0	-	1,464.8	1,472.8	2,485.0
Internal sales (unregulated prices)	96.9	168.4	-	-	-	-
Sales at spot marginal cost	3,948.2	1,888.8	912.6	1,964.6	561.8	1,802.3
Sales to related companies generators	-	-	-	(0.0)	-	3,137.6
TOTAL SALES IN THE SYSTEM	48,370.2	48,370.2	34,365.2	34,365.2	10,836.5	24,810.4
Market Share on total sales (%)	9%	5%	4%	17%	29%	39%

PRESS RELEASE 1H 2007

Business Information Main Operating Figures in GWh

Table 10.1

First Half 2007	Endesa	Pangue	Pehuenche	San Isidro	ENDESA SIC	ENDESA SING	TOTAL CHILE
Total generation	6,014.9	506.6	1,626.1	991.0	9,138.6	418.6	9,557.3
Hydro generation	4,892.5	506.6	1,626.1	-	7,025.2	-	7,025.2
Thermo generation	1,122.5	-	-	991.0	2,113.5	418.6	2,532.1
Purchases	3,006.8	153.2	-	468.6	442.7	106.7	549.4
Purchases to related companies	2,564.1	153.2	-	468.6	3,185.9	-	3,185.9
Purchases to other generators	442.7	-	-	-	442.7	-	442.7
Purchases at spot	-	-	-	-	-	106.7	106.7
Transmission losses, pump and other consumption	383.8	0.4	6.8	7.9	398.8	5.4	404.2
Total electricity sales	8,637.6	659.4	1,619.3	1,451.7	9,181.9	519.9	9,701.8
Sales at regulated prices	3,569.0	-	96.7	-	3,665.6	-	3,665.6
Sales to related companies others activities (reg.)	2,065.8	-	-	-	2,065.8	-	2,065.8
Sales at unregulated prices	1,692.6	-	74.4	429.9	2,196.9	490.7	2,687.6
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	688.1	-	565.4	-	1,253.5	29.2	1,282.7
Sales to related companies generators	622.0	659.4	882.9	1,021.8	3,186.2	-	3,186.2
TOTAL SALES IN THE SYSTEM	20,040.9	20,040.9	20,040.9	20,040.9	20,040.9	6,321.2	26,362.1
Market Share on total sales (%)	40%	0%	4%	2%	46%	8%	37%

First Half 2006	Endesa	Pangue	Pehuenche	San Isidro	ENDESA SIC	ENDESA SING	TOTAL CHILE
Total generation	5,537.5	824.5	1,896.5	532.5	8,791.0	355.7	9,146.6
Hydro generation	4,813.1	824.5	1,896.5	-	7,534.1	-	7,534.1
Thermo generation	724.4	-	-	532.5	1,256.9	355.7	1,612.6
Purchases	2,996.1	15.2	-	620.1	493.8	155.4	649.3
Purchases to related companies	2,502.3	15.2	-	620.1	3,137.6	-	3,137.6
Purchases to other generators	493.8	-	-	-	493.8	-	493.8
Purchases at spot	-	-	-	-	-	155.4	155.4
Transmission losses, pump and other consumption	100.9	16.6	38.7	4.3	160.5	3.7	164.2
Total electricity sales	8,432.8	823.1	1,857.8	1,148.3	9,124.4	507.4	9,631.8
Sales at regulated prices	3,228.4	-	78.9	-	3,307.3	-	3,307.3
Sales to related companies others activities (reg.)	2,037.2	-	-	-	2,037.2	-	2,037.2
Sales at unregulated prices	1,558.9	1.7	67.9	350.2	1,978.8	506.2	2,485.0
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	973.0	-	828.1	-	1,801.1	1.2	1,802.3
Sales to related companies generators	635.3	821.4	882.9	798.0	3,137.6	-	3,137.6
TOTAL SALES IN THE SYSTEM	18,923.6	18,923.6	18,923.6	18,923.6	18,923.6	5,886.8	24,810.4
Market Share on total sales (%)	41%	0%	5%	2%	48%	9%	39%

PRESS RELEASE 1H 2007

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	1H 2006	1H 2007	1H 2006	1H 2007	% Var.

OPERATING REVENUES	655,525	789,283	1,244,211	1,498,089	20.4%

Energy sales revenues:	628,199	767,777	1,192,346	1,457,269	22.2%

Endesa Chile and subs. in Chile	300,315	392,991	570,008	745,912	30.9%
Costanera	82,184	97,335	155,988	184,746	18.4%
Chocón	30,250	30,491	57,416	57,873	0.8%
Betania	17,739	19,675	33,670	37,343	10.9%
Emgesa	114,707	140,987	217,718	267,599	22.9%
Edegel	83,004	86,298	157,545	163,796	4.0%

Other revenues:	27,326	21,507	51,865	40,821	(21.3%)

Endesa Chile and subs. in Chile	26,365	20,629	50,041	39,154	(21.8%)
Costanera	-	-	-	-
Chocón	-	-	-	-
Betania	35	38	66	72	8.5%
Emgesa	232	224	440	425	(3.5%)
Edegel	694	616	1,317	1,169	(11.2%)

OPERATING EXPENSES	386,707	492,560	733,984	934,898	27.4%

Fixed Costs:	36,373	42,420	69,038	80,514	16.6%

Endesa Chile and subs. in Chile	19,945	21,196	37,857	40,231	6.3%
Costanera	4,038	4,644	7,664	8,814	15.0%
Chocón	790	840	1,500	1,595	6.4%
Betania	921	1,023	1,748	1,942	11.1%
Emgesa	6,091	7,199	11,562	13,664	18.2%
Edegel	4,588	7,517	8,708	14,268	63.9%

Depreciation and Amortization:	89,356	94,045	169,601	178,502	5.2%

Endesa Chile and subs. in Chile	39,778	43,495	75,500	82,556	9.3%
Costanera	11,258	11,015	21,369	20,906	(2.2%)
Chocón	6,666	6,328	12,652	12,010	(5.1%)
Betania	4,506	4,687	8,552	8,897	4.0%
Emgesa	13,014	11,854	24,701	22,499	(8.9%)
Edegel	14,134	16,667	26,827	31,634	17.9%

Variable Costs:	260,977	356,095	495,345	675,882	36.4%

Costanera	65,383	77,723	124,099	147,522	18.9%
Chocón	7,183	7,696	13,634	14,607	7.1%
Betania	4,791	5,850	9,093	11,104	22.1%
Emgesa	43,314	48,745	82,212	92,519	12.5%
Edegel	28,974	24,230	54,994	45,989	(16.4%)
Fuels and Lubricants in Chile	33,876	101,841	64,298	193,298	200.6%
Energy purchases in Chile	24,084	27,667	45,712	52,513	14.9%
Other variable costs in Chile	53,372	62,343	101,302	118,330	16.8%

PRESS RELEASE 1H 2007

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	1H 2006	1H 2007	1H 2006	1H 2007	% Var.

OPERATING REVENUES	655,525	789,283	1,244,211	1,498,089	20.4%

Endesa Chile and subs. in Chile	326,679	413,620	620,049	785,066	26.6%
Costanera	82,184	97,335	155,988	184,746	18.4%
Chocón	30,250	30,491	57,416	57,873	0.8%
Betania	17,774	19,712	33,736	37,415	10.9%
Emgesa	114,939	141,211	218,158	268,024	22.9%
Edegel	83,698	86,914	158,862	164,966	3.8%

OPERATING EXPENSES	386,707	492,560	733,984	934,898	27.4%

Endesa Chile and subs. in Chile	171,055	256,543	324,669	486,928	50.0%
Costanera	80,679	93,382	153,132	177,242	15.7%
Chocón	14,639	14,864	27,786	28,212	1.5%
Betania	10,217	11,561	19,393	21,943	13.1%
Emgesa	62,420	67,797	118,475	128,682	8.6%
Edegel	47,696	48,414	90,529	91,891	1.5%

OPERATING MARGIN	268,818	296,723	510,227	563,192	10.4%

Endesa Chile and subs. in Chile	155,624	157,077	295,380	298,138	0.9%
Costanera	1,505	3,954	2,857	7,504	162.7%
Chocón	15,611	15,627	29,630	29,661	0.1%
Betania	7,557	8,152	14,343	15,472	7.9%
Emgesa	52,519	73,414	99,684	139,342	39.8%
Edegel	36,002	38,500	68,333	73,075	6.9%

GENERAL AND ADMINISTRATIVE
COSTS	19,237	18,895	36,513	35,864	(1.8%)

Endesa Chile and subs. in Chile	9,813	9,359	18,626	17,765	(4.6%)
Costanera	998	1,113	1,894	2,112	11.5%
Chocón	395	465	749	883	17.9%
Betania	332	289	631	549	(13.0%)
Emgesa	1,966	2,123	3,732	4,030	8.0%
Edegel	5,733	5,545	10,881	10,525	(3.3%)

OPERATING INCOME	249,581	277,828	473,714	527,328	11.3%

Endesa Chile and subs. in Chile	145,811	147,718	276,754	280,373	1.3%
Costanera	507	2,841	963	5,392	460.2%
Chocón	15,216	15,162	28,881	28,778	(0.4%)
Betania	7,224	7,862	13,712	14,923	8.8%
Emgesa	50,553	71,290	95,952	135,312	41.0%
Edegel	30,269	32,955	57,453	62,549	8.9%

INTERNATIONAL GENERATOR
CONTRIBUTION	103,770	130,110	196,960	246,954	25.4%

PRESS RELEASE 1H 2007

Endesa Chile’s Ownership Structure, as of June 30, 2007 Total Shareholders: 21,130. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	20.70%
ADRs	4.60%
Individuals	4.35%
Others	10.37%

PRESS RELEASE 1H 2007

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended June 30, 2007, on Thursday, July 26, 2007, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 57, international.
Dial-In number: 1 (888) 680 08 90
Passcode I.D.: 39673225

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 44139493

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=P8UMCLD9W

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements with in the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: July 25, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.